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SEC 1344
(03-05) Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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            UNITED STATES                              OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION             -------------------------
        Washington, D.C. 20549                   OMB Number:     3235-0058
                                                 Expires:   March 31, 2006
             FORM 12b-25                         Estimated average burden
                                                 hours per response...2.50
                                                 -------------------------
    NOTIFICATION OF LATE FILING                  SEC FILE NUMBER:
                                                 CUSIP NUMBER:

(Check One):

[X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
[ ] Form N-SAR [ ] Form N-CSR
For Period Ended:  December 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                -----------------------------

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          READ INSTRUCTION ON BACK PAGE SHEET BEFORE PREPARING FORM.
                            PLEASE PRINT OR TYPE.
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   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Dresser-Rand Group Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

1200 West Sam Houston Parkway, No.
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Address of Principal Executive Office (STREET AND NUMBER)

Houston, Texas 77043
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

     Dresser-Rand Group Inc. (the "Registrant") was unable to file its Annual Report on Form 10-K for the year ended December 31, 2005 by March 31, 2006. However, it intends to file its Form 10-K in the next few days. The delay was primarily attributable to the Registrant's lack of sufficient accounting staff and resources needed to address fully and properly all financial, accounting and other issues arising in connection with the year-end financial close process, while at the same time completing work on the Registrant's registration statement on Form S-4 relating to its exchange offer for its existing senior subordinated notes and continuing the process of finalizing the Registrant's concurrent registration statement on Form S-1 relating to the secondary offering requested by its financial sponsor pursuant to its registration rights arrangement. This lack of sufficient accounting staff and resources, as well as the Registrant's other material weaknesses in internal controls over financial reporting previously disclosed in the Registrant's existing registration statements, will be further discussed under Item 9A of the Form 10-K.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

  Leonard M. Anthony                       (713)              467-2221
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            (Name)                      (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s). [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes  [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Dresser-Rand Group Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: April 3, 2006                By: /s/  Leonard M. Anthony
     ---------------------------       ----------------------------------------
                                       Name:  Leonard M. Anthony
                                       Title: Executive Vice President and
                                              Chief Financial Officer